Exhibit 99.1

FOR IMMEDIATE RELEASE	December 16, 2013

Micromem Technologies Inc.:
Update

Toronto, New York, December 16, 2013: Micromem Technologies Inc. (“Micromem” or the “Company”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to provide the following update:

Since October 2013 and as previously reported, Micromem has announced client funded product development contracts with 2 companies in excess of US $30,000,000. This is revenue to the Company including the Company’s built-in profit margin. Micromem has already collected payments against this and other projects and will continue to invoice against completion of each milestone over the next 10 to 12 months. The full value of system wide product deployment has not been included in the above amount.

The presentation that was given by Steven Van Fleet on November 29, 2013 at the Micromem AGM, a copy which has been posted to the Company’s website, highlights the Company’s product strategy and current projects. The presentation addresses the suite of projects and also provides Micromem's assessment of the value of system wide product deployment. The specifics of each project will be announced individually. In all cases, the Company is either executing a licensing agreement, whereby, Micromem maintains control of the intellectual property of the technology and allows the client’s use of it on a fee basis or in the alternative, executing a Joint Services Agreement, whereby, Micromem and the client share in the ownership of the intellectual property where Micromem has continued involvement in the deployment of the product.

In addition to the revenues noted above Micromem has invoiced and collected payments from other contracts that are at various stages of development. Details regarding the above noted product development contracts, as well as all of the Company’s other on-going contracts are subject to Non-Disclosure Agreements and as such, the details of each contract will not be released until the Company has received final authorization by the client to do so.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 158,891,425
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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